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Exhibit 99(a)(5)(iii)

1025 Eldorado Boulevard
Broomfield, Colorado 80021
 www.Level3.com

NEWS RELEASE

Level 3 contacts:

Media:	Jeff Battcher 720-888-3288	Investors:	Valerie Finberg 720-888-2501
	Debra Havins 720-888-7466		Mark Stoutenberg 720-888-2518

Level 3 Reduces the Minimum Tender Condition
and Extends the Expiration Date
for Its Pending Tender Offers

        BROOMFIELD, Colo., December 16, 2008—Level 3 Communications, Inc. (NASDAQ: LVLT) announced today that it has reduced the minimum tender condition for each of its three previously announced tender offers to purchase for cash any and all of its outstanding convertible notes listed in the table below. In addition, Level 3 announced that the expiration date for each tender offer has been extended to 12:00 midnight, New York City time, on December 22, 2008. Each tender offer remains subject to all other terms and conditions set forth in the Offer to Purchase dated November 17, 2008.

        Level 3's obligation to accept for payment, and to pay for, any notes in a series validly tendered pursuant to a tender offer is now subject to, among other things, there being validly tendered and not validly withdrawn on or prior to December 22, 2008 at least such principal amount of notes in that series set forth in the table below under "Revised Minimum Tender Condition."

Title of Security	Outstanding Principal Amount	Revised Minimum Tender Condition
2.875% Convertible Senior Notes due 2010	$354,541,000	$162,000,000
6% Convertible Subordinated Notes due 2010	$481,666,000	$173,000,000
6% Convertible Subordinated Notes due 2009	$305,135,000	$135,000,000

        In addition, (a) the tender offer to purchase its 6% Convertible Subordinated Notes due 2009 is conditioned on the acceptance for payment by Level 3 of both its 2.875% Convertible Senior Notes due 2010 and its 6% Convertible Subordinated Notes 2010 pursuant to the terms and conditions of such other applicable tender offers, (b) the tender offer to purchase its 6% Convertible Subordinated Notes 2010 is conditioned on the acceptance for payment by Level 3 of its 2.875% Convertible Senior Notes due 2010 pursuant to the terms and conditions of the tender offer for those 2.875% Convertible Senior Notes due 2010 and (c) the tender offer to purchase its 2.875% Convertible Senior Notes due 2010 is conditioned on the acceptance for payment by Level 3 of its 6% Convertible Subordinated Notes 2010 pursuant to the terms and conditions of the tender offer for those 6% Convertible Subordinated Notes 2010.

        Each tender offer commenced on November 17, 2008, and is now scheduled to expire at 12:00 midnight, New York City time, on December 22, 2008, unless further extended for that tender offer as described in the Offer to Purchase.

        As announced previously, Level 3 intends to fund purchases of the notes from the net proceeds of the sale of Level 3's to be newly issued 15% Convertible Subordinated Notes due 2013 and from cash on hand. Level 3 also announced today that it is amending the securities purchase agreement relating to the sale of its 15% Convertible Subordinated Notes due 2013. The amendment will reduce, to $162,000,000 and $173,000,000, respectively, the minimum aggregate principal amount of 2.875% Convertible Senior Notes due 2010 and 6% Convertible Subordinated Notes due 2010 that must be accepted for payment in the tender offers for those notes as a condition to closing the offering of the 15% Convertible Subordinated Notes due 2013.

        As of the close of business on December 15, 2008, an aggregate of $163,760,000 principal amount of Level 3's 2.875% Convertible Senior Notes due 2010, $174,417,000 principal amount of Level 3's 6% Convertible Subordinated Notes due 2010 and $137,464,000 principal amount of Level 3's 6% Convertible Subordinated Notes due 2009 have been validly tendered in the applicable tender offers for such notes.

        As announced previously, Level 3 has waived the financing condition to the tender offers that Level 3 shall have sold at least $373 million aggregate principal amount of its 15% Convertible Senior Notes due 2013.

        The complete terms and conditions of each offer are set forth in the Offer to Purchase that was sent to holders of the notes and is also available online on the SEC's website at www.sec.gov. Holders are urged to read the tender offer documents carefully. Copies of the Offer to Purchase and the related Letter of Transmittal may be obtained from the Information Agent for the offers, Global Bondholder Services Corporation, at (866) 389-1500 (toll-free).

        Citi and Merrill Lynch & Co. are the dealer managers for the offers. Questions regarding the offers may be directed to Citi at (800) 558-3745 (toll-free) and (212) 723-6106 or Merrill Lynch at (888) 654-8637 (toll-free) and (212) 449-4914.

About Level 3 Communications

        Level 3 Communications, Inc. (NASDAQ: LVLT) is a leading international provider of fiber-based communications services. Enterprise, content, wholesale and government customers rely on Level 3 to deliver services with an industry-leading combination of scalability and quality, over an end-to-end fiber network. Level 3 offers a portfolio of metro and long-haul services over an end-to-end fiber network, including transport, data, internet, content delivery and voice. For more information, visit http://www.Level3.com.

        Level 3 Communications, Level 3, the red 3D brackets and the Level 3 Communications logo are registered service marks of Level 3 Communications, LLC and/or its affiliates in the United States and/or other countries. Level 3 services are provided by wholly owned subsidiaries of Level 3 Communications, Inc. Any other service, product or company names recited herein are trademarks or service marks of their respective owners.

Forward-Looking Statement

        Some of the statements made in this press release are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to Level 3's ability to: successfully integrate acquisitions; increase the volume of traffic on the network; defend intellectual property and proprietary rights; develop new products and services that meet customer demands and generate acceptable margins; successfully complete commercial testing of new technology and information systems to support new products and services; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this press release should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information about the Tender Offers

        This announcement and the description contained herein are for informational purposes only and are not offers to purchase or solicitations of an offer to sell securities of Level 3 Communications, Inc. Level 3 Communications, Inc. has filed with the SEC a tender offer statement on Schedule TO, as amended, containing an offer to purchase, a letter of transmittal and other documents relating to the offers. These documents contain important information about the tender offers. Holders of notes of Level 3 Communications, Inc. are urged to read them carefully, and can obtain these documents free of charge from the SEC's website at www.sec.gov or by contacting the Information Agent for the offers, Global Bondholder Services Corporation, at (212) 430-3774 or (866) 389-1500 (toll free).

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  Exhibit 99(a)(5)(iii)
Level 3 Reduces the Minimum Tender Condition and Extends the Expiration Date for Its Pending Tender Offers